                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*




                          AMERIQUEST TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03070P 10-3
                                 --------------
                                 (CUSIP Number)

                           LISTEN GROUP PARTNERS, LLC
                             C/O ALEXANDER C. KRAMER
                          AMERIQUEST TECHNOLOGIES, INC.
                               2465 MARYLAND ROAD
                        WILLOW GROVE, PENNSYLVANIA 19080
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070P 10-3    AMENDMENT NO. 1 TO SCHEDULE 13D             PAGE 2 OF 7

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               LISTEN GROUP PARTNERS, LLC (23-2966874)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

               AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER
                                   31,849,878 SHARES
OF SHARES       ----------------------------------------------------------------
                      8      SHARED VOTING POWER
BENEFICIALLY
                                   0 SHARES
                ----------------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER

                                   31,849,878 SHARES
BY EACH         ----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING
                                   0 SHARES
PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               31,849,878 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3    AMENDMENT NO. 1 TO SCHEDULE 13D             PAGE 3 OF 7

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               ALEXANDER C. KRAMER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               PENNSYLVANIA
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER
                                   26,882
OF SHARES       ----------------------------------------------------------------
                      8      SHARED VOTING POWER
BENEFICIALLY
                                   31,849,878 SHARES
                ----------------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER

                                   26,882
BY EACH         ----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING
                                   31,849,878 SHARES
PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               31,876,760 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3    AMENDMENT NO. 1 TO SCHEDULE 13D             PAGE 4 OF 7

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               JON D. JENSEN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

               PENNSYLVANIA
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER
                                   0 SHARES
OF SHARES       ----------------------------------------------------------------
                      8      SHARED VOTING POWER
BENEFICIALLY
                                   31,849,878 SHARES
                ----------------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER

                                   0 SHARES
BY EACH         ----------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING
                                   31,849,878 SHARES
PERSON WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               31,849,878 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               48%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3    AMENDMENT NO. 1 TO SCHEDULE 13D             PAGE 5 OF 7


                  Reference is made to Schedule 13D (the "Schedule 13D") previously filed under date of July 28, 1998 by Listen Group Partners, LLC, a Delaware limited liability company ("Listen Group"), Alexander C. Kramer and Jon
D. Jensen (collectively, the "Filing Persons"). This Amendment No. 1 is being filed by the Filing Persons to reflect the sale of 1,640,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of AmeriQuest Technologies, Inc., a Delaware corporation (the "Issuer"), with a principal address of 2465 Maryland Road, Willow Grove, Pennsylvania 19090, to Holger Heims, and the sale of 2,860,000 shares of Common Stock to Solux Limited. The Filing Persons hereby supplement and amend the Schedule 13D as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended as follows:

                  (a) Listen Group is the beneficial owner of 31,849,878 shares of Common Stock, which constitutes approximately 48% of the Common Stock outstanding as of September 1, 1998. Mr. Kramer and Mr. Jensen each own 50% of the outstanding membership units of Listen Group.

                      Mr. Kramer is the beneficial owner of 31,876,760 shares of Common Stock (including options to purchase 26,882 shares of Common Stock), which constitutes approximately 48% of the Common Stock outstanding as of September 1, 1998.

                      Mr. Jensen is the beneficial owner of 31,849,878 shares if Common Stock, which constitutes approximately 48% of the Common Stock outstanding as of September 1, 1998.

                  (b) Listen Group has sole voting power and power to dispose of the shares of Common Stock beneficially owned by it.

                      Messrs. Kramer and Jensen each have shared voting power and shared power to dispose of the 31,849,878 shares of Common Stock held by Listen Group of which each is a member. Pursuant to the Operating Agreement of Listen Group, dated as of June 1, 1998, as amended (the "Listen Group Agreement") Listen Group's members have the exclusive right to manage Listen Group's business; furthermore the Listen Group Agreement provides that the act of one or more members holding more than 50% of the Units of Listen Group shall be the act of the members.

                      Mr. Kramer has sole voting power and power to dispose of the 26,882 shares of Common Stock beneficially owned by him (consisting solely of options to purchase 26,882 shares of Common Stock).

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended as follows:

                  On September 11, 1998, Listen Group entered into a Stock Purchase Agreement with Holger Heims, a former executive officer of the Company, and Solux Limited, pursuant to which Listen Group sold 1,640,000 shares of Common Stock to Mr. Heims and 2,860,000 shares of Common Stock to Solux Limited for an aggregate price of $1.00. The transaction closed on September 11, 1998.

CUSIP NO. 03070P 10-3    AMENDMENT NO. 1 TO SCHEDULE 13D             PAGE 6 OF 7

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit B:        Stock Purchase Agreement, dated as of
                                    September 11, 1998, between Listen Group
                                    Partners LLC, Holger Heims and Solux
                                    Limited.

                                    SIGNATURE


                  We, the undersigned:

                  1. Agree that this statement is filed on behalf of the undersigned.

                  2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                       LISTEN GROUP PARTNERS, LLC


                                       By:      /s/ Jon D. Jensen
                                                -------------------------------
                                                Jon D. Jensen
                                                Co-President




                                                /s/ Alexander C. Kramer
                                                -------------------------------
                                                Alexander C. Kramer




                                                /s/ Jon D. Jensen
                                                -------------------------------
                                                Jon D. Jensen




Date:  September 15, 1998